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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                            _______________________

                                SCHEDULE 14D-9
                            (Amendment Number One)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934
                            _______________________

                                 MEDQUIST INC.
                           (Name of Subject Company)

                                 MEDQUIST INC.
                     (Name of Person(s) Filing Statement)

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                                   584949101
                     (CUSIP Number of Class of Securities)
                            _______________________

                             John M. Suender, Esq.
             Senior Vice President, General Counsel and Secretary
                                 MedQuist Inc.
                       Five Greentree Centre, Suite 311
                          Marlton, New Jersey  08053
                                (856) 596-8877
                 (Name, address and telephone number of person
              authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                   Copy to:

                            James D. Epstein, Esq.
                              Pepper Hamilton LLP
                             3000 Two Logan Square
                          Eighteenth and Arch Streets
                    Philadelphia, Pennsylvania  19103-2799
                                (215) 981-4000

       [x]  Check the box if the following relates solely to preliminary communications made before the commencement of a tender offer
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MedQuist Inc. - Conference Call for Philips Transaction:
-------------------------------------------------------

     Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman and Chief Executive Officer of MedQuist. With me on the call today are John Donohoe, MedQuist's President and Chief Operating Officer, John Emery, MedQuist's Chief Financial Officer, and John Suender, MedQuist's in-house counsel.

     By now everyone should have received a copy of our press release or have had the opportunity to review the information distributed by the wire services.

     I am very pleased to announce that MedQuist and Royal Philips Electronics of the Netherlands have entered into an agreement whereby Philips will make a tender offer for approximately 60 per cent of MedQuist's fully diluted common stock at a cash price of $51 per share. The transaction is subject to Philips acquiring 60 per cent of the fully diluted shares of common stock of MedQuist, as well as the expiration of the Hart-Scott-Rodino waiting period and other customary conditions. It is expected that after the completion of the transaction MedQuist's shares will continue to trade on NASDAQ under the symbol "MEDQ".

     The management team of MedQuist is delighted to have Philips as our technology partner and major shareholder, as the combination of our U.S.-based client base and their world-class technology and resources is extremely powerful. Philips holds world-leading positions in several areas synergistic to MedQuist's business, including imaging information systems through its Philips Medical Systems business, speech recognition through its Philips Speech Processing business and network technologies through its Origin consulting business. MedQuist plans to utilize support from each of these businesses, as well as from Philips global infrastructure base, to capitalize on several large opportunities.

     First, we plan to work with Philips to begin the transition to a new transcription platform, which will be based on moving digital voice files over the Internet to a limited number of regional data centers. We intend to roll out this platform from Q1-2001 through Q3-2002. The platform will enable us to substantially lower our telecommunications cost - we currently spend approximately $35 million annually on telecommunications. The platform will also enable us to streamline our field office infrastructure - a substantial portion of overhead in our 80 field offices and satellites is dedicated to managing voice and data files for our customers and transcriptionists.
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     Also, this platform will enable us to more effectively interface to our A-
Life automated coding product, which we intend to offer to emergency department customers on a national basis. In addition, our ability to aggregate clinical data on a national basis for our data mining effort will be greatly enhanced. Also, our ASP model targeting the ambulatory market will be based on this new platform.

     Second, we plan to utilize Philips speech processing technology to increase productivity of our current transcriptionists and to enlarge our workforce to include unskilled typists familiar with medical terminology who will function as medical editors. Philip's speech processing product has already demonstrated productivity gains at nearly 100 sites in the European market. MedQuist will target these same gains in its own business.

     We believe that the combination of a digital voice platform and a workforce whose productivity is augmented by speech recognition creates a very powerful technology model for our business. It is our opinion that this technology model positions us to grow substantially in the coming years.

     This transaction provides us with a real opportunity to use state-of-the-art and best-of-breed technology to expand our business and become a leader in the provision of a much wider area of technological services to the healthcare sector. The transaction structure allows MedQuist shareholders to realize a significant premium over the recent trading price for the majority of their holdings, while sharing in the additional long-term growth to be generated once our transaction is complete.

     MedQuist has built a great business based on an extremely strong growth model. The fundamental opportunities facing the company at this point are 1) utilizing digital and internet technology to reduce costs and accelerate revenue growth, 2) utilizing speech recognition technology to increase capacity and further accelerate revenue growth and 3) broadening MedQuist's business from its U.S. base to other geographic and business markets. Philips world-class technology and resources make it possible for MedQuist to accelerate its efforts in all three of these areas.

     After our general counsel reads the required legal disclaimer, we will open the call up to any questions you may have. Thank you.
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This presentation contains certain statements by or relating to MedQuist and the transaction with Philips that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, and include statements of market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, and the benefits of new technologies. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond MedQuist's ability to control or estimate precisely, including, without limitation, future market and economic conditions; the behavior of other market participants; MedQuist's ability to lower telecom costs; MedQuist's ability to achieve anticipated productivity gains; MedQuist's ability to implement and achieve market acceptance of new technology platforms, including speech processing technology; MedQuist's ability to successfully integrate acquired businesses and achieve anticipated synergies; MedQuist's ability to recruit and retain qualified transcriptionists and other employees; the impact of new services or products or the demand for MedQuist's services; and MedQuist's ability to expand its customer base. These and other risk factors are detailed in MedQuist's reports, including its Form 10-K for the year ended December 31, 1999 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. MedQuist does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

The tender offer described in this announcement for outstanding shares of common stock of MedQuist has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities or any recommendation with respect to the tender offer. The tender offer will be made only through the Offer to Purchase and related Letter of Transmittal. We urge MedQuist shareholders to read the following documents, when they become available, regarding the tender offer because they contain important information: (i) Philips' Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and
(ii) MedQuist's Solicitation/Recommendation Statement on Schedule 14D-9. These documents will be filed with the Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's website at www.sec.gov.